1108 - 1030 West Georgia St. Vancouver, BC CanadaV6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

Great Basin Gold Announces C$50 Million Bought Deal Public Offering of Common Shares

March 8, 2012, Vancouver, BC – Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) is pleased to announce that it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to, on a bought deal basis, buy 61,000,000 common shares of the Company at a price of C$0.82 per common share for aggregate gross proceeds of approximately C$50 million (the "Offering"), by way of a short form prospectus. The Company has granted the underwriters an over-allotment option to purchase up to an additional 15% of the Offering, for a period of 30 days following the closing.

Net proceeds from the Offering will be used towards working capital for the development and ramp up of the Burnstone Mine.

The Offering is scheduled to close on or about March 28, 2012 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

Under the terms of the agreement, the Company is required to file a preliminary short-form prospectus and obtain a receipt from the securities regulatory authorities in all provinces of Canada, except Quebec, by March 14, 2012. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registrations requirements of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, sale or solicitation would be unlawful.

For additional details on Great Basin Gold and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	+27 (0)11 301-1800

Michael Curlook in North America	+1 888 633-9332

Barbara Cano at Breakstone Group in the USA	+1 (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts that address financing events or technical developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include financial market conditions, metals prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.